-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES AGREEMENT WITH RAFAEL AND SETTLEMENT OF
CLAIM BY RAFAEL AGAINST ELRON'S SUBSIDIARIES, DEP AND RDC

Tel Aviv, December 30, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that Elron and its 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC Rafael Development Corporation Ltd. ("RDC"), 50.1% held by DEP and 49.9% held by Rafael Advanced Defense Systems Ltd. ("Rafael") have executed an agreement (the "Addendum") amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize technologies of Rafael and settling the claim filed in September 2006 by Rafael against DEP and RDC in the Tel Aviv District Court. The Addendum will come into effect on January 1, 2008.

Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron will make a one time investment in RDC of $4 million and has committed to make further investments of $750,000 in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties. The Addendum will be filed in court in order to formally finalise the said claims between the parties.

Arie Mientkavich, Chairman of the Board of Directors of Elron and RDC said: "The execution of this Addendum brings to a successful completion the legal dispute between the parties. This agreement is a strategic asset for all the partners. Its implementation has resulted in the creation of successful companies, the most significant of which is Given Imaging Ltd. (NASDAQ & TASE: GIVN), a world leader in capsule endoscopy and we are optimistic that this agreement will result in more successes in the future."

Doron Birger, Elron's President & CEO, commented: "RDC is a major value driver for Elron. In spite of the legal dispute, the partners cooperated throughout the whole period to continue building RDC companies and creating new companies. We see today a high level of activity in RDC, both in the build up of existing companies, mainly Medingo, which recently completed a significant private placement at a high valuation and in creating new companies with innovative technologies."

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)